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CUSIP NO. 759916 10 9                    13D                  Page  1 of 8 Pages
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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 1)(1)

                                    REPLIGEN CORP.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     759916 10 9
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          227 West Monroe Street, Suite 4800
                               Chicago, Illinois  60606
                                    (312) 263-7777
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 24, 1999
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

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CUSIP No. 759916 10 9                    13G                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BIOTECHNOLOGY VALUE FUND, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6   SHARED VOTING POWER
  OWNED BY EACH             917,500
    REPORTING      -------------------------------------------------------------
      PERSON       7   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            917,500
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           917,500
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.9%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 759916 10 9                    13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BIOTECHNOLOGY VENTURE PARTNERS L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6   SHARED VOTING POWER
  OWNED BY EACH             342,500
    REPORTING      -------------------------------------------------------------
      PERSON       7   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            342,500
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           342,500
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.8%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 759916 10 9                    13D                 Page 4 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
           BVF PARTNERS L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6   SHARED VOTING POWER
  OWNED BY EACH             2,086,250
    REPORTING      -------------------------------------------------------------
      PERSON       7   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            2,086,250
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,086,250
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.2%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 759916 10 9                    13D                 Page 5 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
           BVF INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b)  / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6   SHARED VOTING POWER
  OWNED BY EACH             2,086,250
    REPORTING      -------------------------------------------------------------
      PERSON       7   SOLE DISPOSITIVE POWER
       WITH                 0
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            2,086,250
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,086,250
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                       / /
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           11.2%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
           IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 759916 10 9                    13D                 Page 6 of 8 Pages
--------------------------------------------------------------------------------

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Biotechnology Venture Partners L.P., a Delaware limited partnership ("Venture"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, Venture and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock") of Repligen Corporation, a Delaware corporation ("RGEN").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since March 25, 1999, Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership an aggregate number of 45,000 shares of the Stock for an aggregate consideration of $129,370.67, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. Also, Partners, in its capacity as general partner of Venture, has sold on behalf of such limited partnership an aggregate number of 70,000 shares of the Stock for an aggregate consideration of $198,723.29, utilizing funds provided by Venture from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain Accounts, has sold on behalf of such Accounts an aggregate number of 205,000 shares of the Stock for an aggregate consideration of $591,066.66. The Accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10 and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Drive, Suite 4800, Chicago, Illinois 60606.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 655,000 shares of the Stock and 262,500 Warrants, Venture beneficially owns 230,000 shares of the Stock and 112,500 Warrants, Partners beneficially owns 1,500,000 shares of the Stock and 656,250 Warrants, and BVF Inc. beneficially owns 1,500,000 shares of the Stock and 656,250 Warrants, approximately 4.9%, 1.8%, 11.2% and 11.2%, respectively, of the aggregate number of shares outstanding as of January 31, 1999 (as reported in RGEN's most recent quarterly statement on Form 10-Q). Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, the percent of class calculated for each Reporting Person assumes the full exercise of all Warrants beneficially owned by such Reporting Person.

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CUSIP No. 759916 10 9                    13D                 Page 7 of 8 Pages
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     (b)   BVF shares voting and dispositive power over the 655,000 shares of the Stock and 262,500 Warrants it beneficially owns with Partners. Venture shares voting and dispositive power over the 230,000 shares of the Stock and the 112,500 Warrants it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,500,000 shares of the Stock and 656,250 Warrants they beneficially own with, in addition to BVF and Venture, the Accounts on whose behalf Partners, as investment manager, purchased such shares.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

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CUSIP No. 759916 10 9                    13D                 Page 8 of 8 Pages
--------------------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 28, 1999


                     BIOTECHNOLOGY VALUE FUND, L.P.

                     By:  BVF Partners L.P., its general partner

                          By:  BVF Inc., its general partner


                               By:  /s/ Mark N. Lampert
                                    -------------------
                                    Mark N. Lampert
                                    President

                     BIOTECHNOLOGY VENTURE PARTNERS, L.P.

                     By:  BVF Partners L.P., its general partner

                          By:  BVF Inc., its general partner


                               By: /s/ Mark N. Lampert
                                   -------------------
                                   Mark N. Lampert
                                   President

                     BVF PARTNERS L.P.

                     By:  BVF Inc., its general partner


                               By: /s/ Mark N. Lampert
                                   -------------------
                                   Mark N. Lampert
                                   President

                     BVF INC.


                     By: /s/ Mark N. Lampert
                         -------------------
                         Mark N. Lampert
                         President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Venture Partners, L.P., a Delaware limited partnership and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  May 28, 1999



                     BIOTECHNOLOGY VALUE FUND, L.P.

                     By:  BVF Partners L.P., its general partner

                          By:  BVF Inc., its general partner


                               By:  /s/ Mark N. Lampert
                                    -------------------
                                    Mark N. Lampert
                                    President

                     BIOTECHNOLOGY VENTURE PARTNERS, L.P.

                     By:  BVF Partners L.P., its general partner

                          By:  BVF Inc., its general partner


                               By: /s/ Mark N. Lampert
                                   -------------------
                                   Mark N. Lampert
                                   President

                     BVF PARTNERS L.P.

                     By:  BVF Inc., its general partner


                               By: /s/ Mark N. Lampert
                                   -------------------
                                   Mark N. Lampert
                                   President

                     BVF INC.


                     By: /s/ Mark N. Lampert
                         -------------------
                         Mark N. Lampert
                         President

                                     EXHIBIT B

                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                             DURING THE PAST SIXTY DAYS


                        For the
Trade Date      By     Account of     Quantity         Price per Share   Type of Trade      Broker
--------------------------------------------------------------------------------------------------
 05/03/99     BVF       Partners      (13,000)           $2.8750             Sale            JONE
--------------------------------------------------------------------------------------------------
 05/03/99     BVF Ltd.  Partners       (5,000)           $3.0000             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/04/99     BVF       Partners      (16,000)           $2.8750             Sale            JONE
--------------------------------------------------------------------------------------------------
 05/04/99     BVF Ltd.  Partners      (16,000)           $2.8750             Sale            JONE
--------------------------------------------------------------------------------------------------
 05/05/99     ILL10     Partners      (10,000)           $2.9375             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/14/99     BVF       Partners      (13,000)           $2.8750             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/14/99     BVF Ltd.  Partners      (12,000)           $2.8750             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/14/99     Venture   Partners      (70,000)           $2.8750             Sale            MLCO
--------------------------------------------------------------------------------------------------
 05/17/99     ILL10     Partners      (35,000)           $2.9464             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/24/99     ILL10     Partners     (100,000)           $2.8750             Sale            MLCO
--------------------------------------------------------------------------------------------------
 05/24/99     ILL10     Partners      (25,000)           $2.9375             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/26/99     BVF       Partners       (3,000)           $2.8750             Sale            HRZG
--------------------------------------------------------------------------------------------------
 05/26/99     BVF Ltd.  Partners       (2,000)           $2.8750             Sale            HRZG
--------------------------------------------------------------------------------------------------


          HRZG      =    Herzog, Heine & Geduld
          JONE      =    Jones & Co.
          MLCO      =    Merrill Lynch & Co.